UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Aircraft Solutions, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
378964100
(CUSIP Number)
Timothy G. Ewing
Ewing & Partners
4514 Cole Avenue, Suite 808
Dallas, TX 75205
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance General Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

5,031,425

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

5,031,425

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,031,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners (Q.P.), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,594,703

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

3,594,703

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,594,703

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Endurance Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

1,436,722

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:

1,436,722

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,436,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D

Item 1	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Global Aircraft Solutions, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 23009, Tucson, Arizona 85734-3009.

Item 2	Identity and Background

(a), (b), (c) and (f).  This Schedule 13D is filed on behalf of (i) Endurance Partners, L.P., a Texas limited partnership ("Endurance"), (ii) Endurance Partners (Q.P.), L.P., a Texas limited partnership ("Endurance QP"), (iii) Endurance General Partners, L.P., a Texas limited partnership ("Endurance GP"), (iv) Ewing & Partners, a Texas general partnership ("E&P"), (v) Ewing Asset Management, LLC, a Texas limited liability company ("EAM"), and (vi) Timothy G. Ewing, a United States citizen ("Mr. Ewing").  (All such persons are collectively referred to herein as the "Reporting Persons".)  This Schedule 13D relates to the Common Stock of the Issuer purchased by E&P, a registered investment advisor, for the accounts of Endurance and Endurance QP.

The present principal occupation or employment of Mr. Ewing is managing partner of E&P, whose principal business is serving as manager to Endurance and Endurance QP and manager and general partner of Value Partners, Ltd., a Texas limited partnership.   The principal business of EAM is serving as general partner of Endurance GP and as a minority partner in E&P.  The principal business of Endurance GP is to serve as the general partner of both Endurance and Endurance QP.   The principal business of Endurance and Endurance QP is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

The principal place of business for all of the Reporting Persons is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

(d) and (e).  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The securities reported in this statement as beneficially owned by the Reporting Persons were acquired with funds of approximately $6,849,665 (including brokerage commissions). All such funds were provided from the working capital of Endurance and Endurance QP. Endurance and Endurance QP maintain separate investment funds consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities.

Item 4	Purpose of Transaction

The Common Stock was acquired by the Reporting Persons for investment purposes.  This report is filed because the Reporting Persons have determined that, as of the Reporting Date, their continued holding of the Common Stock may have the purpose or effect of changing or influencing control of the Issuer.

The Reporting Persons expect to communicate with the Issuer regarding its current operations and prospects, possible changes in the composition of its board of directors or management, and other matters pertaining to its business.  The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.  Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 5,031,425 shares of Common Stock, representing 12.5% of the 40,181,301 shares of Common Stock outstanding as of October 18, 2007 (according to the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2007 filed with the SEC).  The Reporting Persons other than Endurance, Endurance QP and Endurance GP each expressly disclaim beneficial ownership for all purposes of the Common Stock held by Endurance and Endurance QP.

(b) Endurance and Endurance QP are advisory clients of E&P.  Endurance is the beneficial owner of 1,436,722 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.  Endurance QP is the beneficial owner of 3,594,703 shares of Common Stock, representing approximately 8.9% of the outstanding Common Stock. Endurance GP, as the general partner of Endurance and Endurance QP, EAM, as the general partner of Endurance GP, and Mr. Ewing, as the member of EAM, may be deemed, for purposes of Rule 13d-3 under the 1934 Act, to be the beneficial owner of the shares of Common Stock held by Endurance and Endurance QP.

Since E&P's advisory contracts with Endurance and Endurance QP grant E&P sole investment power and sole voting power over the securities owned by its advisory clients, E&P may be deemed to be the beneficial owner of all of the 5,031,425 shares of Common Stock, representing 12.5% of the outstanding shares of Common Stock, owned by Endurance and Endurance QP.  Mr. Ewing, as managing partner of E&P, may also be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 ("1934 Act"), to be the beneficial owner of all of the shares of Common Stock owned by Endurance and Endurance QP.

However, all of the Reporting Persons other than Endurance, Endurance QP and Endurance GP disclaim beneficial ownership of such shares of Common Stock owned by Endurance Fund and Endurance QP, and disclaim membership in any "group" with respect to the shares of Common Stock for purposes of Sections 13(d) and 13(g) under the 1934 Act or for any other purpose under any other provision of the 1934 Act or the rules and regulations promulgated thereunder.

(c) None of the Reporting Persons have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this statement.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other perosn with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Materials to Be Filed as Exhibits.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ewing & Partners
Date: February 27, 2008

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Timothy G. Ewing
Date: February 27, 2008

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Asset Management, LLC
Date: February 27, 2008

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance General Partners, L.P.
Date: February 27, 2008

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners (Q.P.), L.P.
Date: February 27, 2008

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

Endurance Partners, L.P.
Date: February 27, 2008

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of August 2006.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing